Exhibit (a)(1)(W)

SPHINX INVESTMENT CORP. ANNOUNCES TERMINATION OF TENDER OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES AND ASSOCIATED RIGHTS OF PERFORMANCE SHIPPING INC.

NEW YORK, March 16, 2026 /PRNewswire/ -- Sphinx Investment Corp. (“Sphinx”) today announced that it has terminated its previously announced offer to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc. (“Performance”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) (the “Offer”). The tender offer was due to expire at 11:59 p.m., New York City time, on September 18, 2026.

Sphinx’s obligation to consummate the Offer was subject to various terms and conditions specified in the offer to purchase and letter of transmittal documents that were distributed to holders, including the “Series C Condition”, as further described in such documents.

As previously disclosed by Sphinx, on August 13, 2024, Sphinx initiated legal proceedings (the “RMI Cancellation Proceedings”) in the High Court of the Republic of the Marshall Islands (the “High Court”) against Performance and certain other defendants, seeking, among other things, to invalidate the super-voting Series C Preferred Stock of Performance. On July 16, 2025, the High Court entered an order staying the RMI Cancellation Proceedings pending resolution of the appeal in a separate case captioned Sphinx v. Tsantanis, et. al., Case No. 2024-01680 (the “Seanergy Case”), which was then pending before the Supreme Court of the Marshall Islands and expected to bear upon related legal issues. The Supreme Court of the Marshall Islands rendered a decision in the Seanergy Case on February 20, 2026, and on February 27, 2026, counsel to the defendants in the RMI Cancellation Proceedings wrote a letter motion to the High Court requesting that the High Court lift the stay on the matter and dismiss the RMI Cancellation Proceedings with prejudice, based on the outcome of the Seanergy Case. On March 13, 2026, counsel to the Offeror advised the High Court that the Offeror does not oppose dismissal.

Sphinx has determined that the Series C Condition to the consummation of the Offer, among others, cannot be satisfied in light of the recent decision by the Supreme Court of the Marshall Islands in the Seanergy Case and the pending dismissal of the RMI Cancellation Proceedings, and further given the manifest unwillingness of the Company and its controlling persons to cooperate with the Offer for almost two and a half years. Therefore, Sphinx has terminated the Offer with immediate effect.

No shares of Performance’s common stock were purchased in the tender offer and as a result of the termination, all of the shares of Performance’s common stock previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their shares of Performance’s common stock.

The Information Agent for the Offer is Innisfree M&A Incorporated. The Offer materials may be obtained at no charge by calling Innisfree toll free at (877) 800-5190, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Additional Information about the Offer and Where to Find It

The tender offer referenced herein commenced on October 11, 2023. This press release is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities, nor is it a substitute for the tender offer materials attached to the Tender Offer Statement on Schedule TO filed by Sphinx, Maryport Navigation Corp. and Mr. George Economou with the SEC on Schedule TO on October 11, 2023 and amended pursuant to Amendment No. 1 and Amendment No. 2 thereto on October 30, 2023, Amendment No. 3 thereto on November 15, 2023, Amendment No. 4 thereto on December 5, 2023, Amendment No. 5 thereto on March 26, 2024, Amendment No. 6 thereto on June 27, 2024, Amendment No. 7 thereto on August 15, 2024, Amendment No. 8 thereto on September 17, 2024, Amendment No. 9 thereto on December 12, 2024, Amendment No. 10 thereto on February 5, 2025, Amendment No. 11 thereto on July 31, 2025, and Amendment No. 12 thereto on February 11, 2026 (including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery) (the “Tender Offer Materials”). A solicitation and offer to purchase outstanding Shares is only being made pursuant to the Tender Offer Materials. Performance filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer with the SEC on October 25, 2023, and amended the same by Amendment No. 1 thereto filed by Performance with the SEC on November 6, 2023, Amendment No. 2 thereto filed by Performance with the SEC on November 14, 2023, Amendment No. 3 thereto filed by Performance with the SEC on November 15, 2023, Amendment No. 4 thereto filed by Performance with the SEC on November 30, 2023, and Amendment No. 5 thereto filed by Performance with the SEC on December 20, 2023 (the “Solicitation/Recommendation Statement”). INVESTORS AND PERFORMANCE SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE CONSIDERED BY INVESTORS AND Performance shareholders BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. The Tender Offer Materials may be obtained at no charge at the website maintained by the Securities and Exchange Commission at www.sec.gov.

Important Cautions Regarding Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. These statements, which sometimes use words such as "anticipate," "believe," "intend," "estimate," "expect," "project," "strategy," "opportunity," "future," "plan," "will likely result," "will," "shall," "may," "aim," "predict," "should," "would," "continue," and words of similar meaning and/or other similar expressions that are predictions of or indicate future events and/or future trends, reflect the beliefs and expectations of the applicable of the Offeror, Maryport and Mr. George Economou at the date of this press release and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.

About Sphinx:

Sphinx Investment Corp. is a corporation organized under the laws of the Republic of the Marshall Islands. The principal business of the Sphinx is the making of investments in securities. Sphinx is controlled by Mr. George Economou.

Media Contact:

Innisfree M&A Incorporated

Jonathan Kovacs / Arthur Crozier / Scott Winter

jkovacs@innisfreema.com; acrozier@innisfreema.com; swinter@innisfreema.com

212-750-5833

SOURCE Sphinx Investment Corp